MANAGEMENT DISCUSSION & ANALYSIS

2020

March 4, 2021

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BASIS OF PRESENTATION

Our Management Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with our 2020 audited consolidated financial statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A along with our consolidated financial statements for the year ended December 31, 2020, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on March 4, 2021. Unless otherwise indicated, all references to "$" and "dollars" in this discussion and analysis mean Canadian dollars.

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including: our belief as to the potential and mode of action of pelareorep, an intravenously delivered immuno-oncolytic virus, as a cancer therapeutic; our expectation that we will incur substantial losses and will not generate significant revenues until and unless pelareorep becomes commercially viable; our business strategy, goals, focus and objectives for the development of pelareorep; the impact of the COVID-19 pandemic on our research and development activities, business operations and financial condition, our plans to mitigate any such impact; the potential impact of the COVID-19 pandemic on stock markets and global economic activity; our plan to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and pelareorep supply; our plans respecting regulatory approval for pelareorep; our planned clinical development program, including the timing thereof; our expectations as to the purpose, design, outcomes and benefits of our current or pending clinical trials involving pelareorep; our expectations regarding enrollment under our various clinical trials; our expectations respecting the delivery of additional clinical data and the timing thereof; our anticipated milestones and catalysts; our planned 2021 development activity for pelareorep; our 2021 manufacturing program; our anticipated 2021 expenses relating to clinical trials, manufacturing, intellectual property, research collaborations and other research and development and operating expenses; our plans respecting the maintenance of adequate cash reserves to support our planned activities; our anticipated cash usage in 2021; our plans for funding our capital expenditure requirements; our approach to credit rate, interest rate, foreign exchange and liquidity risk mitigation; and other statements that are not historical facts or which are related to anticipated developments in our business and technologies. In any forward-looking statement in which we express an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Forward-looking statements, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements. We may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labor shortages, travel and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how the Company may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.

Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize pelareorep, uncertainties related to the research, development and manufacturing of pelareorep, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.

With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to recruit and retain talented employees, our continued ability to obtain financing to fund our clinical development plan, our ability to receive regulatory approval to commence enrollment in the clinical studies which are part of our clinical development plan, our ability to maintain our supply of pelareorep and future expense levels being within our current expectations.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates, and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake any obligation to update these forward-looking statements except as required by applicable law.

Pelareorep Development Update For 2020

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company. We have focused our research and development efforts on the development of pelareorep, an intravenously delivered immuno-oncolytic virus (IOV) with the potential to treat a variety of cancers. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, and unless, pelareorep becomes commercially viable.

Our goal each year is to advance pelareorep through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we proactively manage all aspects of the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and pelareorep supply, and our intellectual property.

Potential Impact of COVID-19

During 2020, the global outbreak of a novel coronavirus identified as the SARS-coronavirus-2 (SARS-CoV-2) led to the associated coronavirus infectious disease 2019 (COVID-19). In order to combat the spread of COVID-19, governments and businesses worldwide have enacted emergency measures including travel bans, legally enforced or self-imposed quarantine periods, social distancing and business and organization closures.

Although COVID-19 has impacted our research and development activities, it has not caused a significant disruption to our business operations to date. In March 2020, we transitioned our workforce to a remote working arrangement to protect the health and safety of our employees and in accordance with enhanced health and safety protocols consistent with guidelines issued by local health authorities. Clinical trial activities by Oncolytics, including patient enrollment and site activation, were not materially delayed due to COVID-19. To date, COVID-19 has not had a material impact on our financial condition, liquidity or longer-term strategic development. The global outbreak of COVID-19 has also caused and may continue to cause significant fluctuations in stock markets, global economic activity and healthcare systems. The scale and duration of these developments remain uncertain and could affect our ability to finance and execute our operations.

The extent to which COVID-19 may cause more significant disruptions to our business and greater impacts to our results of operations will depend on future developments, which are highly uncertain and cannot be predicted, such as the duration of the outbreak (including future potential waves or cycles), travel restrictions and social distancing, business closures or business disruptions and the effectiveness of actions taken to contain and treat the disease and to address its impact, including on financial markets.

We have collaborated with our investigators to ensure the safety of patients and employees, as well as the productivity of our clinical programs. We expect these measures will allow us to build on the positive momentum of the past year, despite any COVID-19-related challenges that may arise. Moving forward, we plan to remain in contact with relevant stakeholders and keep the market apprised of any new information that may impact clinical timelines.

Clinical Trial Program

The ultimate objective of our clinical development plan is to obtain regulatory approval for pelareorep and is based on the compelling efficacy data from previous studies in breast, multiple myeloma, and selected gastrointestinal cancers. Our current clinical development program centers on the role of pelareorep in immuno-oncology mechanisms, particularly in combination with key immune checkpoint inhibitors and potentially other immune-based therapies. Our primary focus is to demonstrate enhanced antitumor efficacy with high profile checkpoint inhibitors, as we believe this may be the most immediately impactful clinical data and the most expeditious path to approval.

We believe pelareorep has the potential to provoke specific innate and adaptive immune responses when combined with different classes of immunotherapies. Therefore, as our clinical development program evolves and delivers additional data, we will consider appropriate expansion of our plan to investigate potential opportunities with such immunotherapies.

2020 Developments:

Clinical studies aiding breast cancer program

Collaboration with Pfizer Inc. and Merck KGaA, Darmstadt, Germany: BRACELET-1 study
In 2019, we entered into a co-development agreement with Merck KGaA, Darmstadt, Germany and Pfizer Inc. to co-develop pelareorep in combination with paclitaxel and avelumab, a human anti-PD-L1 antibody, for the treatment of hormone receptor-positive / human epidermal growth factor 2-negative (HR+ / HER2-) metastatic breast cancer (mBC). This phase 2 clinical trial is jointly funded by Oncolytics and Pfizer. The study, known as BRACELET-1 (BReast cAnCEr with the Oncolytic Reovirus PeLareorEp in CombinaTion with anti-PD-L1 and Paclitaxel), is an open-label study planned to enroll 48 patients into three cohorts: paclitaxel alone, paclitaxel in combination with pelareorep, and paclitaxel in combination with both pelareorep and avelumab (Bavencio®). PrECOG LLC, a leading cancer research network, is managing operations of the BRACELET-1 study.

The study will examine the expression of immune-related biomarkers to identify changes in T cell population between pretreatment and on-therapy biopsies and seek to confirm our previously identified biomarker and is designed to assess efficacy in terms of overall response rate at week 16 per RECIST 1.1 and iRECIST. The safety of the combination will also be evaluated. Similar to the AWARE-1 study (see below), the results of this study may provide an opportunity to add an arm to our proposed phase 3 study that includes a checkpoint inhibitor in addition to the chemotherapy-virus combination. Furthermore, the results of the BRACELET-1 study may provide important confirmatory data in the same patient population where we presented compelling mBC survival data at the 2017 AACR Annual Meeting. These endpoints, including the biomarker data, are designed to further de-risk our planned phase 3 registration study, hopefully permitting for a smaller study with a higher likelihood of clinical success.

In 2020, we dosed our first patient, continued patient enrollment and treatment and study initiating activities including selecting and readying additional clinical trial sites.

Collaboration with SOLTI: AWARE-1 study
In February 2019, we received approval for our AWARE-1 study, which was announced in September 2018, from the Spanish Agency for Medicine and Health Products. This clinical collaboration with SOLTI, an academic research group dedicated to breast cancer research, is a window of opportunity study in the neoadjuvant setting for breast cancer using pelareorep in combination with F. Hoffmann-La Roche (Roche)'s anti-PD-L1 checkpoint inhibitor, atezolizumab (Tecentriq®), which we are utilizing under our Master Clinical Supply Agreement with Roche. In 2019, we announced preliminary trial data demonstrating viral replication and promotion of inflammation following systemic administration of pelareorep when combined with Tecentriq®.

The study plans to enroll 38 patients. Data generated from this study is intended to confirm that the virus is acting as a novel immunotherapy in breast cancer and to confirm biomarker data for breast cancer. The primary objective of this study is to supplement the existing randomized phase 2 results by providing key biomarker data points to enhance our probability of success in the phase 3 registration study. The results of this study may also provide an opportunity to add an arm to our proposed phase 3 study that includes a checkpoint inhibitor in addition to the chemotherapy-virus combination.

In 2020, we continued with patient enrollment, treatment and data analysis.

We also published the following electronic-posters (ePoster) with clinical data from our AWARE-1 window-of-opportunity breast cancer study. These data in the table below demonstrated the ability of pelareorep to promote a pro-inflammatory tumor microenvironment (TME) and provided a basis for the findings of a prior successful phase 2 trial (IND-213) that showed a near doubling of overall survival with pelareorep treatment in HR+/HER2- breast cancer patients. These data also highlighted the potential of a predictive biomarker (T cell clonality) to identify patients with breast cancer most likely to respond to pelareorep.

Title	Location	Description/Conclusion
A window-of-opportunity study with atezolizumab and the oncolytic virus pelareorep in early breast cancer	European Society for Medical Oncology Breast Cancer Virtual Meeting
Key data and conclusions demonstrated:
–Intravenous systemic administration resulted in tumor cell specific pelareorep replication
–All patients treated with pelareorep demonstrated an increase in CD8+ T cells as confirmed in tumor biopsies (range of 1.6-fold to 11.2-fold increase)
–All patients treated with pelareorep experienced an increase in the number of PD-L1 positive cells in their tumors in as early as three weeks after beginning treatment (range of 1.3-fold to 11.0-fold increase)
–Four out of six evaluated patients exhibited an increase in CelTIL, which is associated with favorable clinical response, the study's primary endpoint
–Peripheral T cell clonality correlated with changes in the TME and CelTIL, highlighting its potential as a compelling biomarker of pelareorep response in breast cancer

Changes in T cell clonality in AWARE-1 study, a window-of-opportunity study with atezolizumab and the oncolytic virus pelareorep in early breast cancer	The Society for Immunotherapy of Cancer (SITC) 35th Anniversary Annual Meeting
Key data and conclusions included:
–Tumor-cell specific pelareorep replication was observed in all cohort-1 patients following systemic pelareorep administration
–70% of cohort 1 patients saw an increase in CelTIL, the study's primary endpoint and a measure of tumor-associated cellularity and tumor-infiltrating lymphocytes that is associated with favorable clinical outcomes
–On average, there was a 14-fold increase in intratumoral CD8+ T cells from baseline (pre-pelareorep administration) to surgery (21-days post-administration), with increases observed in all cohort-1 patients
–Pelareorep administration led to the generation and expansion of new T cell clones in the tumor and periphery, which included both anti-tumor and anti-viral clones

A window-of-opportunity study with atezolizumab and the oncolytic virus pelareorep in early breast cancer (REO-027, AWARE-1)	2020 San Antonio Breast Cancer Symposium (SABCS)
Key data and conclusions included:
–72% of evaluated patients (n=18) saw an increase in CelTIL, the study's primary endpoint that is associated with favorable clinical outcomes
–The maximum percentage increase in CelTIL (~300%) was achieved in a cohort 2 patient receiving pelareorep in combination with checkpoint blockade therapy
–On average, there was a 105-fold increase in TME PD-L1 expression (n=13) from baseline (pre-pelareorep administration) to surgery (21-days post-administration)
–Tumor microenvironment PD-L1 expression increased in all evaluated patients (n=13)
–Preliminary imaging mass cytometry analysis showed pelareorep treatment promoted broad anti-tumor changes in the TME, including enhanced CD8+ T cell activation and the recruitment of memory T cells

Additional checkpoint inhibitor combinations

Triple-negative breast cancer study combining pelareorep and retifanlimab
In 2020, we dosed the first patient in our investigator-sponsored trial (IST) managed by Rutgers Cancer Institute of New Jersey. The phase 2 trial, known as IRENE (INCMGA00012 and the oncolytic virus pelaREorep in metastatic triple-NEgative breast cancer), will investigate the use of pelareorep in combination with Incyte's anti-PD-1 checkpoint inhibitor retifanlimab (INCMGA00012) in patients with unresectable locally advanced or metastatic triple-negative breast cancer (TNBC). This single-arm, open-label, phase 2 study plans to enroll 25 patients and will be conducted at the Rutgers Cancer Institute of New Jersey and the Ohio State University Comprehensive Cancer Center.

The IRENE study represents an expansion of our lead breast cancer program into a new disease subtype (TNBC). In addition to investigating the safety and efficacy of pelareorep-anti-PD-1 combination treatment in TNBC patients, the study will also evaluate changes in PD-L1 expression and correlations between treatment outcomes and peripheral T cell clonality, a previously identified biomarker of pelareorep response that may enable the success of future pivotal studies by facilitating the patient selection process.

Collaboration with Roche and AIO-Studien-gGmbH: GOBLET platform study
In October 2020, we entered into a collaboration with Roche and AIO-Studien-gGmbH, a leading academic cooperative medical oncology group based in Germany. The phase 1/2 trial, known as GOBLET (Gastrointestinal tumOrs exploring the treatment comBinations with the oncolytic reovirus peLarEorep and anTi-PD-L1), will investigate the use of pelareorep, in combination with Roche's anti-PD-L1 checkpoint inhibitor atezolizumab (Tecentriq®), in patients with metastatic pancreatic, metastatic colorectal and advanced anal cancers. The study is expected to be conducted at 25 centers in Germany. The primary endpoint of the study is safety, with overall response rate and blood-based biomarkers (T cell clonality and CEACAM6) as exploratory endpoints. Approximately 55 patients are planned for enrollment across four separate cohorts: pelareorep in combination with atezolizumab, gemcitabine, and nab-paclitaxel in 1st line metastatic pancreatic cancer patients, pelareorep in combination with atezolizumab in 2nd and 3rd line metastatic colorectal cancer patients that are diagnosed as MSI high (microsatellite instability), pelareorep in combination with atezolizumab and TAS-102 in 3rd line metastatic colorectal cancer patients, and pelareorep in combination with atezolizumab in 2nd line advanced and unresectable anal cancer patients.

Pancreatic cancer study combining pelareorep and Keytruda®
In 2020, we continued patient treatment in our IST supported by Merck Inc. (Merck), Northwestern University and Oncolytics. This study, an extension of our phase 1 study (REO 024), will investigate pelareorep in combination with Merck’s anti-PD1 checkpoint inhibitor Keytruda®, to treat second-line pancreatic cancer patients. The study plans to enroll approximately 40 patients.

In May 2020, at the 2020 American Society of Clinical Oncology (ASCO) Virtual Annual Meeting, we published an abstract on treatment tolerability and efficacy in pancreatic cancer patients treated with pelareorep, in combination with pembrolizumab (Keytruda®). Preliminary data indicate that the combination of pelareorep and pembrolizumab resulted in tumor-specific replication, a high degree of T cell repertoire turnover, and the creation of new T cell clones in the peripheral blood during treatment. The treatment was found to be well tolerated, with most treatment-related adverse events being grade 1 or 2. One patient achieved a partial response and three achieved stable disease, with an overall disease control rate of 30% in evaluable patients. The study will not proceed to stage 2 in unselected patients, however further evaluation of the anti-tumor activity of pelareorep and anti-PD-1 therapy is now planned in biomarker defined pancreatic patients in a subsequent study.

Multiple myeloma study combining pelareorep and Opdivo®
In 2020, we continued patient enrollment and treatment of our IST with Emory University and the University of Utah investigating the combination of pelareorep and Bristol-Myers Squibb's anti-PD1 checkpoint inhibitor Opdivo® in 40 - 50 relapsed or refractory myeloma patients.

Additional research collaborations

Key studies that have been presented at scientific forums are as follows:

–In January 2020, at the 2020 Gastrointestinal Cancers Symposium, we made a poster presentation highlighting statistically significant data identifying CEACAM6 as a prospective biomarker for pelareorep in the treatment of pancreatic cancer.

–In April 2020, we published positive clinical data in a peer-reviewed journal highlighting that the combination of FOLFIRI, bevacizumab and pelareorep was well tolerated, with promising efficacy signals in colorectal cancer patients with KRAS mutated tumors. The article, entitled "Elucidation of Pelareorep Pharmacodynamics in a Phase I Trial in Patients with KRAS Mutated Colorectal Cancer,", was published on March 10, 2020, in Molecular Cancer Therapeutics.

–In May 2020, at the 2020 American Society of Clinical Oncology (ASCO) Virtual Annual Meeting, we published an ePoster with clinical proof-of-concept data from our phase 1b study in carfilzomib-refractory multiple myeloma patients treated with pelareorep in combination with carfilzomib (Kyprolis®). Data presented in the ePoster demonstrated that the pelareorep-carfilzomib combination treatment resulted in selective replication of pelareorep in cancer cells and beneficial induction of an inflamed tumor environment associated with clinical responses. Key findings included a 50% Overall Response Rate and 83% Clinical Benefit Rate in patients who failed carfilzomib, and T cell activation resulting in the 1st report of cytokine storm associated with tumor response in multiple myeloma.

–In November 2020, at the 2020 Society of Neuro-Oncology Annual Meeting, we announced positive results from ReoGlio, an investigator-sponsored, phase 1b trial evaluating the combination of pelareorep and granulocyte-macrophage colony-stimulating factor (GM-CSF) alongside standard chemoradiotherapy and adjuvant temozolomide for the treatment of glioblastoma multiforme (GBM). The results showed a compelling signal of efficacy and demonstrate the safety and tolerability of the pelareorep-based combination therapy in newly diagnosed GBM patients.

Post 2020 Developments:
In February 2021, at the CAR-TCR Summit Europe 2021, we published an ePoster, in collaboration with subject matter expert investigators at the Mayo Clinic, with data from a preclinical study evaluating pelareorep and chimeric antigen receptor (CAR) T cell combination therapy in solid tumors. The results show that loading CAR T cells with pelareorep vastly improved their persistence and efficacy in a murine solid tumor model, in stark contrast to preclinical studies using intratumoral infection with the VSV oncolytic virus that weakened CAR T cells. Efficacy of pelareorep-loaded CAR T cell therapy was further enhanced by boosting mice 8 days later with a single intravenous dose of pelareorep, generating highly persistent CAR T cells, inhibition of recurrent tumor growth, and ultimately tumor cures.

Manufacturing and Process Development

Throughout 2020, we completed a current good manufacturing practices (cGMP) production run and the associated release testing at audited manufacturing facilities, completed two product fills and continued distribution activities with the product supply. As well, we continued our activities to develop clinical and commercial production capabilities to fill pelareorep into vials, representing the next step in the process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of the Company’s submission to regulators, including The United States Food and Drug Administration ("FDA"), for product approval.

Intellectual Property

At the end of 2020, we had been issued 377 patents including 40 US and 17 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.

Financing Activity

Warrant exercise
In 2020, 1,418,369 warrants in connection with our August 2019 underwritten public offering were exercised for gross proceeds of US$1,276,532.

2020 U.S. "at-the-market" equity distribution agreement
In 2020, we sold 5,441,014 common shares for gross proceeds of US$12,628,775 at an average price of US$2.11. We received, net of commissions of US$378,863, proceeds of US$12,249,911. In total, we incurred share issue costs (including commissions) of $884,886.

2018 U.S. "at-the-market" equity distribution agreement
In 2020, we sold 6,741,518 common shares for gross proceeds of US$17,538,342 at an average price of US$2.42. We received, net of commissions of US$526,150, proceeds of US$17,012,192. In total, we incurred share issue costs (including commissions) of $856,754.

Financial Impact

We had estimated that our cash requirements for 2020 to fund operations for the year would be between $23 - $25 million. Our actual cash usage for the year was $22,068,441 for operating activities, $29,305 for the acquisition of property and equipment and $460,724 for the payment of office leases. Our net loss for the year was $22,505,057, which included a non-cash change in fair value of warrant derivative gain of $3,491,928 and a foreign exchange loss of $659,173 primarily due to unrealized translation loss on U.S. dollar denominated cash balances.

Cash Resources

We ended 2020 with cash and cash equivalents totaling $31,219,574 (see “Liquidity and Capital Resources”).

Subsequent Events

Between January 1, 2021 and March 4, 2021, through our June 2020 ATM equity distribution agreement, we issued 5,685,097 common shares for gross proceeds of US$18,503,188 at an average price of US$2.85. We received, net of commissions of US$555,096, proceeds of US$17,948,092.

Expected Pelareorep Development For 2021

Our planned 2021 development activity for pelareorep focuses on our clinical development plan along with our manufacturing and intellectual property programs. Our primary 2021 clinical objectives will focus on BRACELET-1 enrollment, the commencement of enrollment in our GOBLET platform study and the assessment of our clinical data to help form the nature of our registration strategy, our path to approval and possible other clinical development opportunities. While we are making every effort to maintain the timing of our future milestones, the full impact of the COVID-19 pandemic on these milestones is not known. Patient safety is our foremost concern and we will provide updates as they become known.

Our 2021 manufacturing program includes product fills and the associated analytical testing, process development activities as well as labeling, packaging and shipping of pelareorep to our various clinical sites for ongoing and upcoming activities. We also intend to assess a process development plan investigating application of single-use equipment to our drug substance production process. These activities are consistent with our process validation master plan. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

We currently estimate the cash requirements to fund our operations for 2021 will be approximately $28 - $30 million but will depend on our ultimate clinical program. (see “Liquidity and Capital Resources”).

Our Accounting Policies

In preparing our financial statements we use IFRS as issued by the International Accounting Standards Board. IFRS requires that we make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available in selecting our accounting policies. Our selection of accounting policies, along with our estimates and assumptions affect the reported amounts of our assets and liabilities at the date of the financial statements and the reported amounts of expenses during the periods presented.

Critical Accounting Policies

In preparing our financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets at the date of the financial statements and the reported amounts of expenses during the periods presented. Significant estimates are used for, but not limited to, the treatment of our research and development expenditures, revenue recognition, the calculation of share-based compensation and warrant derivative (see Note 4 "Significant Judgments, Estimates and Assumptions") of our audited consolidated financial statements.

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Research and Development
Research and development costs are expensed as incurred, net of recoveries. We record accruals for the estimated costs of our research and development activities performed by third parties. The financial terms of the agreements with our vendors are subject to negotiation, vary from contract to contract and may result in uneven payment flows to our vendors. Advance payments for goods or services that will be used or rendered for future research and development activities are capitalized as prepaid expenses and recognized as expense as the related goods are delivered or the related services are performed. We base our estimates on the best information available at the time. However, additional information may become available to us which may allow us to make a more accurate estimate in future periods. In this event, we may be required to record adjustments to research and development expenses in future periods.
Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all development costs have been expensed.
Revenue recognition
Revenue relates to a long-term contract associated with the Licensing Agreement with Adlai Nortye Biopharma Co., Ltd. ("Adlai"). The pricing for the contract was based on the specific negotiations with Adlai and includes non-refundable upfront license fees, development and regulatory milestone payments, royalties and sales-based milestone payments. We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.
Under the Licensing Agreement, we have granted a regional license to our intellectual property. The granting of this license is accounted for as one performance obligation. We have determined that we provide Adlai with a right to access our intellectual property, and therefore recognize revenue related to the upfront license fee over time. Revenue is recognized based on the extent of progress towards completion of the performance obligation using the input method. Under the input method, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. We use this method because Adlai receives and consumes the benefit of our intellectual property as we undertake activities that impact the intellectual property. Management must use judgment in making assumptions and estimates regarding total estimated costs, the complexity of the work to be performed, and the length of time to complete the performance obligation, among other variables.
The contract also provides for development and regulatory milestone payments, royalties and sales-based milestone payments. These amounts are contingent on the occurrence of a future event and therefore give rise to variable consideration. We estimate variable consideration at the most likely amount to which we expect to be entitled. We include estimated amounts in the transaction price when it becomes highly probable that the amount will not be subject to significant reversal when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our anticipated performance and all information (historical, current and forecasted) that is reasonably available to us. Based on this information and related analysis, any quarterly adjustments to revenue are recognized as necessary in the period they become known.

Significant Estimates

Revenue recognition
We entered into a Licensing Agreement which provides, among other payments, for upfront license fees in exchange for a regional license to our intellectual property. Management uses its judgment in applying the input method when determining the extent of progress towards completion of the performance obligation. Revenue recognition requires assumptions and estimates regarding total estimated costs, the complexity of the work to be performed, and the length of time to complete the performance obligation, among other variables.
Clinical trial expenses
Clinical trial expenses represent a significant component of our research and development expenses and we outsource a significant portion of these activities to third-party contract research organizations. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows to these organizations. Payments under the contracts depend on factors such as the achievement of certain events, successful enrollment of patients, and completion of certain clinical trial activities. As part of preparing the consolidated financial statements, we estimate the expense to recognize based on services that have been performed by the contract research organizations. When making these estimates, we use operational and contractual information from third-party service providers, operational data from internal personnel, and considerable judgment. We base our estimates on the best information available at the time. However, additional information may become available to us which may allow us to make a more accurate estimate in future periods. In this event, we may be required to record adjustments to research and development expenses in future periods when the actual level of activity becomes more certain. Such increases or decreases in cost are generally considered to be changes in estimates and will be reflected in research and development expenses in the period identified.

Valuation of share-based payments
Estimating fair value for stock options granted requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. We have chosen to use the Black-Scholes valuation model (“Black-Scholes” or the “Model”) to calculate the fair value of our stock options. Black-Scholes is currently widely used and accepted by other publicly traded companies. Therefore, we have concluded that Black-Scholes is the appropriate option pricing model to use for our stock options at this time. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life, share price volatility, dividend yield, and forfeiture rate and making assumptions about them. The assumptions and inputs used for estimating fair value for stock options granted issued are disclosed in Note 10 of our audited consolidated financial statements. Consequently, in complying with IFRS and selecting what we believe are the most appropriate assumptions under the circumstances, we have recorded non-cash share-based payment expense for the year of $2,558,974. However, given the above discussion, these amounts could have been different and still be in accordance with IFRS.
Valuation of warrant derivative
Estimating fair value of the warrant derivative at initial measurement, at each exercise date and at each reporting period requires determining the most appropriate valuation model. We have chosen to use Black-Scholes to calculate the fair value of our warrant derivative. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life, share price volatility, dividend yield, and making assumptions about them. The assumptions and inputs used for estimating fair value for warrant derivative are disclosed in Note 8 of our audited consolidated financial statements. Consequently, in complying with IFRS and selecting what we believe are the most appropriate assumptions under the circumstances, we have recorded a non-cash change in fair value of warrant derivative for the year of $3,491,928. However, given the above discussion, these amounts could have been different and still be in accordance with IFRS.
Selected Annual Information

	2020 $	2019 $	2018 $
Revenue	—	—	—
Consolidated net loss(1)(2)	(22,505,057)	(33,122,888)	(17,037,225)
Basic and diluted loss per share(2)(3)	(0.56)	(1.50)	(1.06)
Total assets(3)	34,345,567	19,657,865	14,865,253
Cash dividends declared per share(4)	Nil	Nil	Nil
Notes:
(1) Included in consolidated net loss and loss per common share for 2020 is a non-cash change in fair value of warrant derivative gain of $3,491,928 (2019 - loss of $12,608,808; 2018 - nil).
(2) Included in consolidated net loss and loss per common share for 2020, 2019 , and 2018 are share-based payment expenses of $2,558,974, $1,470,153 and $1,415,833, respectively.
(3) We issued 13,968,527 common shares for net cash proceeds of $40.2 million in 2020 (2019 - 14,798,704 common shares for net cash proceeds of $21.5 million; 2018 - 2,472,909 common shares for net cash proceeds of $13.3 million).

(4) We have not declared or paid any dividends since incorporation.

Results of Operations

Net loss for the year was $22,505,057 compared to $33,122,888 and $17,037,225 for the years ending December 31, 2019 and December 31, 2018, respectively. Net loss in 2020 included a non-cash change in fair value of warrant derivative gain of $3,491,928 (2019 - loss of $12,608,808; 2018 - nil) and a foreign exchange loss of $659,173 (2019 - loss of $316,719; 2018 - gain of $610,106).

Research and Development Expenses (“R&D”)

	2020 $	2019 $	2018 $
Clinical trial expenses	3,054,869	2,189,622	2,938,911
Manufacturing and related process development expenses	3,384,172	3,776,288	2,073,726
Intellectual property expenditures	906,657	827,375	869,991
Research collaboration expenses	317,757	143,966	362,622
Other R&D expenses	4,237,682	3,319,326	3,102,203
Share-based payments	1,043,373	561,420	680,541
Research and development expenses	12,944,510	10,817,997	10,027,994

Clinical Trial Program

Clinical trial expenses include those costs associated with our clinical trial program which primarily included expenses related to the preparation and development of our multi-study breast cancer program and immunotherapy combinations. Included in clinical trial expenses are regulatory and consulting activities, contract research organization expenses, data management expenses and other costs associated with our clinical trial program.

	2020 $	2019 $	2018 $
Clinical trial expenses	3,054,869	2,189,622	2,938,911

During 2020, our clinical trial expenses were $3,054,869 compared to $2,189,622 and $2,938,911 for the years ended December 31, 2019 and December 31, 2018, respectively. In all three years, our clinical trial program focused mainly on our breast cancer program. In 2020, these costs included continued patient enrollment and treatment as well as data analysis for our AWARE-1 study as well as our portion (net of Pfizer's contribution) of trial initiation activities and patient enrollment and treatment related to our BRACELET-1 study. In 2019, these costs included startup activities and patient enrollment and treatment for our AWARE-1 study as well as our portion (net of Pfizer's contribution) of trial initiation activities related to the BRACELET-1 study. We also incurred costs to complete our supporting regulatory documents and key opinion leader activities. In 2018, these costs included phase 3 development activities, activities related to obtaining the special protocol assessment from the FDA and our AWARE-1 study.

In 2020, in addition to activities related to our breast cancer program, we also incurred GOBLET study initiation expenses, costs related to our ongoing ISTs, data management consultant costs, and close-out costs related to our fully enrolled legacy clinical trials. In 2019 and 2018, in addition to activities related to our breast cancer program, we also incurred close-out costs related to our fully enrolled legacy clinical trials, patient enrollment and/or treatment in our checkpoint inhibitor pancreatic cancer study investigating Keytruda® in combination with pelareorep.

We expect our clinical trial expenses to increase in 2021 compared to 2020. During 2021, we will focus on BRACELET-1 enrollment, the commencement of enrollment in our GOBLET platform study and the assessment of our clinical data to help form the nature of our registration strategy, our path to approval and possible other clinical development opportunities.

Manufacturing & Related Process Development (“M&P”)

M&P expenses include product manufacturing and process development activities. Product manufacturing expenses include third-party direct manufacturing costs, quality control testing, fill, label, packaging and storage costs and are net of any recoveries that are received from any R&D collaborators. Process development expenses include costs associated with studies that examine components of our manufacturing and analytical processes looking for improvements and costs associated with the creation of our process validation master plan and related conformity testing.

	2020 $	2019 $	2018 $
Product manufacturing expenses	3,237,960	3,535,632	1,667,481
Process development expenses	146,212	240,656	406,245
Manufacturing and related process development expenses	3,384,172	3,776,288	2,073,726

Our M&P expenses for 2020 were $3,384,172 compared to $3,776,288 and $2,073,726 for the years ending December 31, 2019 and December 31, 2018. In 2020, our product manufacturing costs primarily related to completion of a cGMP production run, two product fills and the associated consulting and testing expenses, as well as shipping and storage costs of our bulk and vialed product. In 2019, our product manufacturing costs primarily related to the completion of training and engineering production runs required to support our clinical development plan and the associated product testing, shipping and storage costs of our bulk and vialed product, and an ongoing product fill. In 2018, our product manufacturing activities mainly related to shipping and storage costs of our bulk and vialed product along with startup costs for a product fill and a production run. We also incurred costs related to relabeling activities in line with extended stability data.

Our process development expenses for 2020 were $146,212 compared to $240,656 and $406,245 for the years ending December 31, 2019 and December 31, 2018, respectively. During 2020, our process development activities focused on analytical development and stability studies. During 2019, our process development activities focused on analytic development studies. During 2018, our process development activities focused on analytic development and stability studies.

We expect our M&P expenses for 2021 to increase compared to 2020. In 2021, we expect to fill products and perform the associated analytical testing, carry out process development activities as well as labeling, packaging and shipping of pelareorep to our various clinical sites for ongoing and upcoming activities. We also intend to assess a process development plan investigating application of single-use equipment to our drug substance production process. These activities are consistent with our process validation master plan.

Intellectual Property Expenses

Intellectual property expenses include legal and filing fees associated with our patent portfolio.

	2020 $	2019 $	2018 $
Intellectual property expenses	906,657	827,375	869,991

Our intellectual property expenses for 2020 were $906,657 compared to $827,375 and $869,991 for the years ending December 31, 2019 and December 31, 2018, respectively. At the end of 2020, we had been issued over 377 patents including 40 U.S. and 17 Canadian patents, as well as issuances in other jurisdictions.

We expect that our intellectual property expenses will remain consistent in 2021 compared to 2020.

Research Collaborations

Research collaborations are intended to expand our intellectual property related to pelareorep and identify potential licensing opportunities arising from our technology base.

	2020 $	2019 $	2018 $
Research collaborations	317,757	143,966	362,622

During 2020, our research collaboration expenses were $317,757 compared to $143,966 and $362,622 for the years ending December 31, 2019 and December 31, 2018, respectively. In 2020, 2019 and 2018, our research collaborations included studies investigating the interaction of the immune system with pelareorep, and biomarker studies.

We expect that our research collaborations in 2021 will increase compared to 2020. We expect to complete our ongoing collaborative program carried over from 2020 and will continue to be selective in the types of new collaborations we enter into in 2021.

Other Research and Development Expenses

Other research and development expenses include compensation expenses for employees (excluding share-based payments), travel and other miscellaneous R&D expenses.

	2020 $	2019 $	2018 $
R&D personnel-related expenses	4,135,300	3,096,231	2,868,251
Other R&D expenses	102,382	223,095	233,952
Other Research and Development expenses	4,237,682	3,319,326	3,102,203

In 2020, our Other Research and Development expenses were $4,237,682 compared to $3,319,326 and $3,102,203 for the years ending December 31, 2019 and December 31, 2018, respectively. Our Other Research and Development activities focused on supporting our clinical development program along with other third-party trials and clinical trials sponsored by Oncolytics.

The change in R&D personnel-related expenses in 2020 compared to 2019 was due to an increase in headcount as we expanded our U.S. office, recruitment-related costs and a change in salary level, partly offset by personnel cost recovery from Pfizer related to BRACELET-1. The change in R&D personnel-related expenses in 2019 compared to 2018 was due to the timing of filling open positions in our U.S. office and a change in salary level, partly offset by personnel cost recovery from Pfizer related to BRACELET-1.

The change in Other R&D expenses in 2020 compared to 2019 and 2018 was primarily due to decreased travel expenses as a result of COVID-19.

We expect our Other Research and Development expenses to increase in 2021 compared to 2020 as we look to continue expanding our U.S. office.

Share-Based Payments

	2020 $	2019 $	2018 $
Share-based payments	1,043,373	561,420	680,541

Non-cash share-based payments for the year ending December 31, 2020 were $1,043,373 compared to $561,420 and $680,541 for the years ending December 31, 2019 and December 31, 2018, respectively. We incurred share-based payment expenses associated with the vesting of options and share awards to officers and employees. In the third quarter of 2020, we also recognized a recovery of share-based payment expenses as a result of changes in personnel and the forfeiture of unvested options.

Operating Expenses

	2020 $	2019 $	2018 $
Public company-related expenses	7,432,418	5,089,918	3,041,226
Office expenses	3,120,290	3,074,416	3,372,898
Depreciation - property and equipment	88,957	122,982	95,375
Depreciation - right-of-use assets	357,230	362,592	—
Share-based payments	1,515,601	908,733	735,292
Operating expenses	12,514,496	9,558,641	7,244,791

Public company-related expenses include costs associated with investor relations and business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. In 2020, we incurred public company-related expenses of $7,432,418 compared to $5,089,918 and $3,041,226 for the years ending December 31, 2019 and December 31, 2018, respectively. The change in public company-related expenses in 2020 compared to 2019 was due to increased directors and officers insurance premiums, increased investor relations and business development activities and the associated professional expenses. This is partly offset by decreased travel related expenses as a result of COVID-19 and transaction costs of $233,143 incurred in 2019 related to our August 2019 public offering (see Note 9 of our audited consolidated financial statements). The change in public company-related expenses in 2019 compared to 2018 was due to increased investor relations and business development activities, transaction costs of $233,143 related to our August 2019 public offering as discussed above, as well as increased insurance premiums. This is partly offset by lower professional fees, including legal fees and costs related to the special meeting of shareholders held in February 2018.

Office expenses include compensation costs (excluding share-based payments), rent related to short-term leases, and other office-related costs. In 2020, we incurred office expenses of $3,120,290 compared to $3,074,416 and $3,372,898 for the years ending December 31, 2019 and December 31, 2018, respectively. The change in office expenses in 2020 compared to 2019 was primarily due to the timing of filling open positions in our U.S. office and a change in salary level. The change in office expenses in 2019 compared to 2018 was due to a reduction in office rent expense following the adoption of IFRS 16 with an increase in depreciation of the newly created right-of-use assets and personnel cost recovery from Pfizer related to BRACELET-1, and is partly offset by change in salary level.

In 2020, our non-cash share-based payment expenses were $1,515,601 compared to $908,733 and $735,292 for the years ending December 31, 2019 and December 31, 2018, respectively. In 2020, 2019 and 2018, we incurred share-based payment expenses associated with the vesting of granted options and share awards to officers, employees, consultants and independent board members.

We expect our operating expenses in 2021 to increase compared to 2020.

Change in Fair Value of Warrant Derivative

We issued warrants in connection with our August 2019 underwritten public offering. Warrants issued with an exercise price denominated in a foreign currency are reported as a liability until they are exercised or expire. These warrants are adjusted to fair value at each exercise date and at each reporting period and any change in fair value is recorded in the consolidated statements of loss and comprehensive loss. Gains and losses resulting from the revaluation of the warrant derivative are non-cash and do not impact our cash flows.

	2020 $	2019 $	2018 $
Change in fair value of warrant derivative	3,491,928	(12,608,808)	—

For the year ending December 31, 2020, we recognized a gain of $3,491,928 on the change in fair value of our warrant derivative compared to a loss of $12,608,808 and nil for the years ending December 31, 2019 and December 31, 2018, respectively. The change in fair value in 2020 was based on several factors including changes in market price of our shares to US$2.38 on December 31, 2020 from US$4.76 on December 31, 2019, and the revaluation on warrants exercised. The change in fair value in 2019 was based on several factors including changes in the market price of our shares to US$4.76 on December 31, 2019 from US$0.54 at warrant issuance, the revaluation on warrants exercised, as well as a decrease in the remaining term of the warrants and changes in estimated future volatility of our common shares. The number of outstanding warrants was 265,757 and 1,684,126 as at December 31, 2020 and December 31, 2019, respectively.

Foreign Exchange (Loss) Gain

	2020 $	2019 $	2018 $
Foreign exchange (loss) gain	(659,173)	(316,719)	610,106

For the year ending December 31, 2020, our foreign exchange loss was $659,173 compared to a loss of $316,719 and a gain of $610,106 for the years ending December 31, 2019 and December 31, 2018, respectively. The foreign exchange (loss) gain incurred in all three years was primarily due to unrealized translation (loss) gain on U.S. dollar denominated cash balances.

Summary of Quarterly Results
(in thousands, except per share data)

	2020				2019
	Dec.	Sept.	June	March	Dec.	Sept.	June	March
Revenue	—	—	—	—	—	—	—	—
Net (loss) income(1)(2)	(9,329)	(6,749)	(6,827)	400	(19,402)	(3,529)	(5,254)	(4,939)
Basic (loss) earnings per common share(1)(2)	$(0.21)	$(0.16)	$(0.17)	$0.01	$(0.71)	$(0.16)	$(0.26)	$(0.27)
Diluted loss per common share(3)	$(0.21)	$(0.16)	$(0.17)	$(0.04)	$(0.71)	$(0.16)	$(0.26)	$(0.27)
Total assets(4)	34,346	31,242	34,604	34,553	19,658	16,285	15,302	16,461
Total cash(4)	31,220	26,711	29,911	30,567	14,148	12,299	12,276	14,214
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(1)Included in consolidated net (loss) income and (loss) earnings per common share between December 2020 and July 2019 are non-cash change in fair value of warrant derivative (loss) gain of $(213,168), $60,264, $(507,150), $4,151,982, $(12,486,310) and $(122,498), respectively. There was no change in fair value of warrant derivative expense between June 2019 and January 2019.
(2)Included in net (loss) income and (loss) earnings per common share between December 2020 and January 2019 are quarterly share-based payment expenses of $1,704,453, $201,076, $260,640, $392,805, $658,662, $250,384, $260,184 and $300,923, respectively.
(3)Q1 2020 included the effect of dilutive warrant derivative, stock options and share awards. For all other periods presented, the effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.
(4)We issued 13,968,527 common shares for net cash proceeds of $40.2 million in 2020 (2019 - 14,798,704 common shares for net cash proceeds of $21.5 million).
(5)We have not declared or paid any dividends since incorporation.

Fourth Quarter

Statement of loss for the three-month periods ended December 31, 2020 and 2019:

For the three-month periods ending December 31,	2020 $	2019 $
Expenses
Research and development	4,061,464	2,696,443
Operating	4,010,894	4,132,548
Loss before the following	(8,072,358)	(6,828,991)
Change in fair value of warrant derivative	(213,168)	(12,486,310)
Foreign exchange loss	(1,052,531)	(114,279)
Interest income, net	9,385	27,938
Loss before income taxes	(9,328,672)	(19,401,642)
Income tax expense	—	—
Net loss	(9,328,672)	(19,401,642)
Other comprehensive loss - translation adjustment	(144,433)	(56,754)
Net comprehensive loss	(9,473,105)	(19,458,396)
Basic and diluted loss per common share	(0.21)	(0.71)
Weighted average number of shares (basic and diluted)	44,108,936	27,200,947

Fourth Quarter Review of Operations

For the three-month period ended December 31, 2020, our net loss was $9,328,672 compared to $19,401,642 for the three-month period ended December 31, 2019. Net loss for the three-month period ended December 31, 2020 included a non-cash change in fair value of warrant derivative loss of $213,168 (2019 - loss of $12,486,310) and a foreign exchange loss of $1,052,531 (2019 - loss of $114,279).

Research and Development Expenses (“R&D”)

	2020 $	2019 $
Clinical trial expenses	1,200,998	581,436
Manufacturing and related process development expenses	434,943	474,077
Intellectual property expenses	106,940	68,036
Research collaboration expenses	70,815	41,391
Other R&D expenses	1,430,167	1,295,083
Share-based payments	817,601	236,420
Research and development expenses	4,061,464	2,696,443

Clinical Trial Expenses

	2020 $	2019 $
Clinical trial expenses	1,200,998	581,436

During the fourth quarter of 2020, our clinical trial expenses were $1,200,998 compared to $581,436 for the fourth quarter of 2019. In the fourth quarter of 2020, these activities mainly related to continued patient enrollment and treatment as well as data analysis for our AWARE-1 study and our portion (net of Pfizer's contribution) of patient enrollment and treatment related to our BRACELET-1 study. In the fourth quarter of 2019, these activities mainly related to patient enrollment and treatment for our AWARE-1 study and our portion (net of Pfizer's contribution) of trial initiation activities related to our BRACELET-1 study.

In addition to the activities related to our breast cancer program, in the fourth quarter of 2020, we also incurred trial initiation costs related to our GOBLET study, costs related to our ongoing ISTs and data management consulting costs. In the fourth quarter of 2019, our clinical activities also included costs related to patient enrollment and/or treatment in our checkpoint inhibitor pancreatic cancer study investigating Keytruda® in combination with pelareorep and close-out costs related to our fully enrolled legacy clinical trials.

Manufacturing & Related Process Development Expenses (“M&P”)

	2020 $	2019 $
Product manufacturing expenses	399,522	393,309
Process development expenses	35,421	80,768
Manufacturing and related process development expenses	434,943	474,077

During the fourth quarter of 2020, our M&P expenses were $434,943 compared to $474,077 for the fourth quarter of 2019. During the fourth quarters of 2020 and 2019, our product manufacturing costs mainly related to shipping and storage costs of our bulk and vialed product, as well as costs related to a product fill and product test.

Our process development activity for the fourth quarter of 2020 and 2019 related to analytic development studies.

Intellectual Property Expenses

	2020 $	2019 $
Intellectual property expenses	106,940	68,036

Our intellectual property expenses for the fourth quarter of 2020 were $106,940 compared to $68,036 for the fourth quarter of 2019. At the end of the fourth quarter of 2020, we had been issued over 377 patents including 40 U.S. and 17 Canadian patents, as well as issuances in other jurisdictions.
Research Collaboration Expenses

	2020 $	2019 $
Research collaboration expenses	70,815	41,391

Our research collaboration expenses were $70,815 for the fourth quarter of 2020 compared to $41,391 for the fourth quarter of 2019. During the fourth quarters of 2020 and 2019, our research collaborations were primarily focused on studies investigating the interaction of the immune system and pelareorep.

Other Research and Development Expenses

	2020 $	2019 $
R&D personnel-related expenses	1,406,242	1,219,536
Other R&D expenses	23,925	75,547
Other research and development expenses	1,430,167	1,295,083

Our other research and development expenses were $1,430,167 in the fourth quarter of 2020 compared to $1,295,083 in the fourth quarter of 2019. Our R&D personnel-related expenses increased in the fourth quarter of 2020 compared to the fourth quarter of 2019 primarily due to the timing of filling open positions in our U.S. office and a change in salary level.

The change in Other R&D expenses in the fourth quarter of 2020 compared to the fourth quarter of 2019 was primarily due to decreased travel expenses as a result of COVID-19.

Share-Based Payments

	2020 $	2019 $
Share-based payments	817,601	236,420

During the fourth quarters of 2020 and 2019, we incurred share-based payment expenses associated with the vesting of granted options and share awards to officers and employees.

Operating Expenses

	2020 $	2019 $
Public company-related expenses	2,037,925	2,590,135
Office expenses	978,484	1,004,988
Depreciation - property and equipment	21,437	24,792
Depreciation - right-of-use assets	86,196	90,391
Share-based payments	886,852	422,242
Operating expenses	4,010,894	4,132,548

Our operating expenses for the fourth quarter of 2020 were $4,010,894 compared to $4,132,548 for the fourth quarter of 2019. Public company-related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our Canadian and U.S. stock listings. During the fourth quarter of 2020, our public company-related expenses were $2,037,925 compared to $2,590,135 for the fourth quarter of 2019. The change was primarily due to lower investor relation activities and lower travel related expenses as a result of COVID-19, partly offset by increased insurance premiums.

Office expenses include compensation costs (excluding share-based payments), rent related to short-term leases, and other office-related costs. During the fourth quarter of 2020, our office expenses were $978,484 compared to $1,004,988 for the fourth quarter of 2019. The change in the fourth quarter of 2020 compared to the fourth quarter of 2019 was primarily due to the timing of filling open positions in our U.S. office and a change in salary level.

Our non-cash share-based payment expenses in the fourth quarter of 2020 were $886,852 compared to $422,242 for the fourth quarter of 2019. We incurred share-based payment expenses associated with the vesting of granted options and share awards to officers, employees, consultants and independent board members.

Change in Fair Value of Warrant Derivative

	2020 $	2019 $
Change in fair value of warrant derivative	(213,168)	(12,486,310)

We recognized a loss of $213,168 on the change in fair value of our warrant derivative compared to a loss of $12,486,310 for the fourth quarter of 2019. The change in fair value in 2020 was based on several factors including changes in the market price of our shares to US$2.38 on December 31, 2020 from US$1.69 on September 30, 2020. The change in fair value in 2019 was based on several factors including changes in the market price of our shares to US$4.76 on December 31, 2019 from US$0.57 on September 30, 2019, the revaluation on warrants exercised in the quarter, as well as a decrease in the remaining term of the warrants and changes in estimated future volatility of our common shares. Gains and losses resulting from the revaluation of the warrant derivative are non-cash and do not impact our cash flows. The number of outstanding warrants was 265,757 and 1,684,126 as at December 31, 2020 and December 31, 2019, respectively.

Foreign Exchange Loss

	2020 $	2019 $
Foreign exchange loss	(1,052,531)	(114,279)

Our foreign exchange loss was $1,052,531 for the fourth quarter of 2020 compared to a loss of $114,279 for the fourth quarter of 2019. The foreign exchange loss incurred in 2020 and 2019 was primarily due to unrealized translation loss on U.S. dollar denominated cash balance.

Liquidity and Capital Resources
2020 Financing Activities

Warrant exercise
In 2020, 1,418,369 warrants in connection with our August 2019 underwritten public offering were exercised for gross proceeds of US$1,276,532.

2020 U.S. "at-the-market" equity distribution agreement
In 2020, we sold 5,441,014 common shares for gross proceeds of US$12,628,775 at an average price of US$2.11. We received, net of commissions of US$378,863, proceeds of US$12,249,911. In total, we incurred share issue costs (including commissions) of $884,886.

2018 U.S. "at-the-market" equity distribution agreement
In 2020, we sold 6,741,518 common shares for gross proceeds of US$17,538,342 at an average price of US$2.42. We received, net of commissions of US$526,150, proceeds of US$17,012,192. In total, we incurred share issue costs (including commissions) of $856,754.
2019 Financing Activities

Public offering
On August 16, 2019, pursuant to an underwritten public offering, 4,619,773 units were sold at a purchase price of US$0.81 per unit for gross proceeds of US$3,742,016. Each unit included one common share with a fair value of US$0.54 and one common share purchase warrant with a fair value of US$0.27. Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of US$0.90 until August 16, 2024. We incurred transaction costs of $699,427 of which $466,284 were allocated to share issue costs and $233,143 were allocated to operating expenses, based on their relative fair values. In 2019, 2,935,647 warrants were exercised for gross proceeds of US$2,642,082.

2018 U.S. "at-the-market" equity distribution agreement
In 2019, we sold 4,425,040 common shares for gross proceeds of US$6,390,691 at an average price of US$2.42. We received, net of commission of US$191,721, proceeds of US$6,198,970. In total, we incurred share issue costs of (including commissions) of $344,834.

Common Stock Purchase Agreement
In 2019, we sold 2,477,665 common shares for gross proceeds of US$4,055,725 and issued 17,278 commitment shares. The commitment shares were fair valued at US$29,758 and were recorded as share issue costs in addition to cash share issue costs of $3,757.

Liquidity

As at December 31, 2020 and 2019, we had cash and cash equivalents and working capital positions as follows:

	2020 $	2019 $
Cash and cash equivalents	31,219,574	14,148,021
Working capital position	31,558,550	14,570,105

The increase in our cash and cash equivalent reflects the cash usage from our operating activities of $22.1 million and $0.5 million for the payment of office leases along with the cash provided by our financing activities of $40.2 million for the year ending December 31, 2020.

We desire to maintain adequate cash reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. To date, we have funded our operations mainly through the issue of additional capital via public and private offerings and through the exercise of warrants and stock options. In 2020, we were able to raise funds through our U.S. ATM.

We have no assurances that we will be able to raise additional funds through the sale of our common shares, consequently, we will continue to evaluate all types of financing arrangements. On June 12, 2020, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to 150 million of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the U.S. or both. Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.
Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received as a result of using our Base Shelf would be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf will be effective until July 12, 2022.

Our Base Shelf allowed us to enter into our ATM equity distribution agreement in June 2020 (see Note 9 of our audited consolidated financial statements). We will use this equity arrangement to assist us in achieving our capital objective. This arrangement provides us with the opportunity to raise capital at our sole discretion providing us with the ability to better manage our cash resources.
Our ATM equity distribution agreement provide us with access to, subject to terms and conditions, US$40 million of which we have raised gross proceeds of approximately US$12.6 million at December 31, 2020. We expect to continue to access our equity arrangement to help support our current clinical trial, manufacturing, intellectual property and collaboration programs.

We anticipate that the expected cash usage from our operations in 2021 will be approximately $28 - $30 million. We continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources. Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources and access to additional cash resources through our equity arrangement to fund our presently planned operations into 2022. Factors that will affect our anticipated cash usage in 2021, and for which additional funding might be required include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2020.

Contractual Obligations

We have the following contractual obligations as at December 31, 2020:

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 year $	2 -3 years $	4 - 5 years $	More than 5 years $
Capital lease obligations	Nil	—	—	—	—
Operating lease	458,512	286,509	172,003	—	—
Purchase obligations	9,360,653	6,240,435	3,120,218	—	—
Other long term obligations	Nil	—	—	—	—
Total contractual obligations	9,819,165	6,526,944	3,292,221	—	—

We expect to fund our capital expenditure requirements and commitments with existing working capital.

Off-Balance Sheet Arrangements

As at December 31, 2020, we had not entered into any off-balance sheet arrangements.

Transactions with Related Parties

In 2020, 2019 and 2018, we did not enter into any other related party transactions other than compensation paid to Key Management Personnel disclosed in Note 22 of our audited consolidated financial statements.

Financial Instruments and Other Instruments

Our financial instruments consist of cash and cash equivalents, other receivables, accounts payable and warrant derivative. As at December 31, 2020, the carrying amount of our cash and cash equivalents, other receivables and accounts payable approximated their fair value. The warrant derivative is a recurring Level 2 fair value measurement as these warrants have not been listed on an exchange and therefore do not trade on an active market. As at December 31, 2020, the fair value of our warrant derivative was $531,228 (December 31, 2019 - $8,508,764).
Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and other receivables.

We mitigate our exposure to credit risk connected to our cash and cash equivalent by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities. We are primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar,

British pound and Euro as a portion of our financial assets and liabilities are denominated in such currencies. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net comprehensive loss in 2020 by approximately $172,000. The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net comprehensive loss in 2020 by approximately $20,000. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net comprehensive loss in 2020 by approximately $3,000.

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.
Balances in foreign currencies at December 31, 2020 are as follows:

	U.S. dollars $	British pounds £	Euro €
Cash and cash equivalents	23,134,113	26,768	37,347
Accounts payable and other liabilities	(455,588)	(2,244)	(930)
Warrant derivative	(417,238)	—	—
	22,261,287	24,524	36,417
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in the notes to our audited financial statements. Accounts payable are all due within the current operating period.

Other MD&A Requirements

We have 52,083,924 common shares outstanding at March 4, 2021. If all of our options, restricted share units and performance share units (3,878,852), common share purchase warrants with a $9.025 exercise price (16,443,500 warrants exercisable into 1,730,894 common shares) and common share purchase warrants with a US$0.90 exercise price (110,572), were exercised or were to vest, we would have 57,804,242 common shares outstanding.
Our 2020 annual report on Form 20-F will be available on www.sedar.com.

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures:
Our chief executive and financial officers reviewed and evaluated our disclosure controls and procedures. Based on that evaluation, they have concluded that our disclosure controls and procedures are effective in providing timely material information relating to the Company.

Management's Annual Report on Internal Control Over Financial Reporting:
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards.

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls and procedures over financial reporting will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of our internal control over financial reporting as of December 31, 2020, and has concluded that such internal control over financial reporting is effective as of December 31, 2020. There are no material weaknesses that have been identified by management in this regard. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework).

Changes in Internal Controls over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors Affecting Future Performance

General Risk Factors

Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.
If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.
In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third-party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that this reliance and these relationships will continue as required.
In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress we have made or are making.

All of our potential products, including pelareorep, are in the research and development stage and will require further development and testing before they can be marketed commercially.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. We are currently in the research and development stage on one product, pelareorep, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals and early-stage human clinical trials, whether pelareorep will prove to be safe and effective in humans. Pelareorep will require additional research and development, including extensive additional clinical testing, before we will be able to obtain the approvals of the relevant regulatory authorities in applicable countries to market pelareorep commercially. There can be no assurance that the research and development programs we conduct will result in pelareorep or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.
To achieve profitable operations we, alone or with others, must successfully develop, introduce and market our products. To obtain regulatory approvals for products being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or the product being tested. No assurances can be provided that any current or future animal or human test, if undertaken, will yield favorable results. If we are unable to establish that pelareorep is a safe, effective treatment for cancer, we may be required to abandon further development of the product and develop a new business strategy.

There are inherent risks in pharmaceutical research and development.
Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product we develop will be affected by numerous factors beyond our control, including but not limited to:

•the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;
•preliminary results as seen in animal and/or limited human testing may not be substantiated in larger, controlled clinical trials;
•manufacturing costs or other production factors may make manufacturing of products ineffective, impractical and non-competitive;
•proprietary rights of third parties or competing products or technologies may preclude commercialization;
•requisite regulatory approvals for the commercial distribution of products may not be obtained; and
•other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

Our products under development have never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production and utilization of our products may require the development of new manufacturing technologies and expertise. The impact on our business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that we will successfully meet any of these technological challenges or others that may arise in the course of development.

Our business, including our research and development operations, has been and may continue to be adversely affected by the COVID-19 pandemic.
During 2020, the global outbreak of a novel coronavirus identified as the SARS-coronavirus-2 (SARS-CoV-2) led to the associated coronavirus infectious disease 2019 (COVID-19). COVID-19 has had a broad adverse impact on the global economy across many industries and has resulted in significant governmental measures being implemented to control the spread of the virus, including quarantines, travel restrictions and business shutdowns, as well as significant volatility in global financial markets. In March 2020, we transitioned our workforce to a remote working arrangement to protect the health and safety of our employees and in accordance with to enhanced health and safety protocols consistent with guidelines issued by local health authorities. Clinical trial activities, including patient enrollment and site activation, were not materially delayed due to COVID-19. To date, COVID-19 has not had a material impact on our financial condition, liquidity or longer-term strategic development.

The extent to which COVID-19 may cause more significant disruptions to our business and greater impacts to our results of operations will depend on future developments, which are highly uncertain and cannot be predicted, such as the duration of the outbreak (including future potential waves or cycles), travel restrictions and social distancing, business closures or business disruptions and the effectiveness of actions taken to contain and treat the disease and to address its impact, including on financial markets.

If the COVID-19 pandemic worsens or continues for a prolonged period of time, particularly in regions where we or our collaborators and suppliers do business, we could experience disruptions that could significantly impact our current and planned clinical trials, preclinical research and other business activities, including:

•disruption to and delays in preclinical research activities due to an extended closure or reduced capacity of lab facilities;
•further delays or difficulties in enrolling patients in our ongoing and planned clinical trials;
•patients discontinuing their treatment or follow-up visits;
•further delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;
•disruptions in supply, logistics or other activities related to the procurement of materials, which could have a negative impact on our ability to conduct preclinical research, initiate or complete our clinical trials;
•diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of clinical trials;
•interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others;

•interruption of key business activities due to illness and/or quarantine of key individuals and delays associated with recruiting, hiring and training new temporary or permanent replacements for such key individuals, both internally and at our third-party service providers and strategic partners;
•limitations in resources that would otherwise be focused on the conduct of our business or our current or planned clinical trials or preclinical research, including because of sickness, the desire to avoid contact with large groups of people, restrictions on travel, or prolonged stay-at-home or similar working arrangements;
•delays in receiving approvals from regulatory authorities to initiate our planned clinical trials;
•changes in regulations as part of a response to the COVID-19 pandemic which may require us to change the ways in which our clinical trials are conducted and incur unexpected costs, or require us to discontinue clinical trials altogether;
•delays in necessary interactions with regulators (including the FDA), ethics committees and other important agencies and contractors due to limitations in employee resources or furlough of government or contractor personnel;
•disruptions to our strategic partners’ operations, which could delay the development of our product candidates in certain geographical regions and thereby affect the timing of development and commercial milestone payments and royalties on potential future product sales we may receive; and
•limitations on our ability to recruit preclinical research, clinical, regulatory and other professional staff on the timeframe required to support our research and development programs.

In addition, COVID-19 could result in the continued significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. Such financial market volatility may continue and the value of our common shares may be adversely impacted.

The COVID-19 pandemic continues to rapidly evolve, and we will continue to monitor the effects of COVID-19 on our business. While the extent of the impact of the COVID-19 pandemic on our business and financial results is uncertain, a continued and prolonged public health crisis such as the COVID-19 pandemic could have a material negative impact on our business, financial condition and operating results.

Pharmaceutical products are subject to intense regulatory approval processes.
The regulatory process for pharmaceuticals, which includes preclinical studies and multiple phases of clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for our products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

The FDA and similar regulatory authorities in other countries may deny approval of a new drug application if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA and similar regulatory authorities in other countries may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

In addition to our own pharmaceuticals, we may supply active pharmaceutical ingredients and advanced pharmaceutical intermediates for use in our customers’ drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA and possibly other regulatory authorities in other jurisdictions. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. We cannot predict how long the necessary regulatory approvals will take or whether our customers will ever obtain such approval for their products. To the extent that our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.

The FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to the approval of the facility to manufacture a specific drug, our manufacturing facilities may never become approved of, or there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause us to lose profits or incur liabilities.

The pharmaceutical regulatory regime in Europe and other countries is generally similar to that of the United States. We could face similar risks in these other jurisdictions as the risks described above.

Our operations and products may be subject to other government manufacturing and testing regulations.

Securing regulatory approval for the marketing of therapeutics by the FDA in the United States and similar regulatory agencies in other countries is a long and expensive process, which can delay or prevent product development and marketing. Approval to market products may be for limited applications or may not be received at all.

The products we anticipate manufacturing will have to comply with the FDA’s cGMP and other FDA and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of our customers may require the manufacturing facilities contracted by us to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by us fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. We may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to us or at all.

The FDA or other regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product.

We are subject to regulation by governments in many jurisdictions. If we do not comply with healthcare, drug, manufacturing and environmental regulations, among others, in such jurisdiction, our existing and future operations may be curtailed, and we could be subject to liability.

In addition to the regulatory approval process, we may be subject to regulations under local, provincial, state, federal and foreign law, including, but not limited to, requirements regarding occupational health, safety, laboratory practices, healthcare fraud and abuse, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations.

Our products may fail or cause harm, subjecting us to product liability claims, which are uninsured.

Use of our product during current clinical trials may entail risk of product liability. We maintain clinical trial liability insurance; however, it is possible this coverage may not provide full protection against all risks.  Given the scope and complexity of the clinical development process, the uncertainty of product liability litigation, and the shrinking capacity of insurance underwriters, it is not possible at this time to assess the adequacy of current clinical trial coverage, nor the ability to secure continuing coverage at the same level and at reasonable cost in the foreseeable future.  While we carry, and intend to continue carrying amounts believed to be appropriate under the circumstances, it is not possible at this time to determine the adequacy of such coverage.

In addition, the sale and commercial use of our product entails risk of product liability. We currently do not carry any product liability insurance for this purpose. There can be no assurance that we will be able to obtain appropriate levels of product liability insurance prior to any sale of our pharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by us. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on our business, financial condition and future prospects.

Our technologies may become obsolete.
The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes and the emergence of new industry standards may render our products obsolete, less competitive or less marketable. The process of developing our products is extremely complex and requires significant continuing development efforts and third-party commitments. Our failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business.
We may be unable to anticipate changes in our potential customer requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using our new technologies or exploiting our niche markets effectively or adapting our businesses to evolving customer or medical requirements or preferences or emerging industry standards.

Our license, development, supply and distribution agreement with Adlai Nortye Biopharma Co. is subject to certain risks and uncertainties related to our dependence on Adlai and doing business in foreign jurisdictions.
On November 16, 2017, we announced that we had entered into a Licensing Agreement with Adlai. Under the terms of the Licensing Agreement, Adlai will have exclusive development and commercialization rights to pelareorep in China, Hong Kong, Macau, Singapore, South Korea and Taiwan (the “Territories”). Pursuant to the Licensing Agreement, along with payments to be received by us upon meeting certain requirements and milestones, we are also eligible to receive royalty payments in excess of 10% associated with the commercialization of pelareorep for all indications, subject to regulatory approval. Under the terms of the Licensing Agreement, Adlai will be responsible for all clinical, regulatory and commercialization activities respecting pelareorep in the Territories and therefore the Company will be dependent upon Adlai in successfully undertaking those actions in a timely and economic manner and in compliance with all applicable legal and regulatory requirements within the Territories. If Adlai is unable to fulfill its obligations under the terms of the Licensing Agreement and in compliance with all applicable legal and regulatory requirements, including clinical, regulatory and commercialization of pelareorep, our prospective revenue from royalty payments related to the commercialization of pelareorep in the Territories may be materially diminished, delayed or never realized, which could negatively affect our operating results and financial condition.

Further, conducting business with Adlai within the Territories, and specifically China, subjects us to certain economic, political, currency and legal risks and uncertainties regarding, among other things, the development and commercialization of pelareorep and the release and receipt of payments under the terms of the Licensing Agreement, including the payment of royalties upon commercialization of pelareorep. These risks include:

•different regulatory requirements for drug approvals in foreign countries;
•different standards of care in various countries that could complicate the evaluation of our product candidates;
•different U.S. and foreign drug import and export rules;
•reduced protection for intellectual property rights in certain countries;
•unexpected changes in tariffs, trade barriers and regulatory requirements;
•different reimbursement systems and different competitive drugs indicated to treat the indications for which our product candidates are being developed;
•economic weakness, including inflation, or political instability in particular foreign economies and markets;
•compliance with the FCPA, and other anti-corruption and anti-bribery laws;
•U.S. and foreign taxes;
•foreign currency fluctuations, which could result in reduced revenues, and other obligations incident to doing business in another country;
•a reliance on CROs, clinical trial sites, principal investigators and other third parties that may be less experienced with clinical trials or have different methods of performing such clinical trials than we are used to in the U.S.;
•potential liability resulting from development work conducted by foreign distributors; and
•business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters.

The governments of the Territories, and specifically the Chinese government, exercise significant control over all aspects of their respective economies. Accordingly, any adverse change in the economy, the legal system or governmental, economic or other policies could have a material adverse effect on the business prospects of the Licensing Agreement with Adlai, including our ability to receive money out of China under the terms of the Licensing Agreement. Any disruption in relations, inability to work efficiently or disadvantageous treatment of Adlai by the governments of the Territories or other authorities could have a material adverse effect on our business prospects under the Licensing Agreement. Additionally, the regulatory environment in the Territories is evolving, and officials in the governments in the Territories exercise broad discretion in deciding how to interpret and apply regulations. There can be no assurance that Adlai will be successful in the development and commercialization of pelareorep in the Territories.

We have no operating revenues and a history of losses. We have no products approved for commercial sale, and we may never achieve or sustain profitability.

We are a clinical-stage biopharmaceutical company. We have incurred significant losses since our inception. To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2020, we had an accumulated deficit of $367.1 million and we incurred net losses of $22.5 million, $33.1 million and $17.0 million for the years ended December 31, 2020, 2019, and 2018, respectively. We anticipate that we will continue to incur significant losses during 2021 and in the foreseeable future. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. We do not expect to reach profitability at least until after the successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.
We may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements.

We anticipate that we will need additional financing in the future to fund research and development and to meet our ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities.
Oncolytics, from time to time, along with all other pharmaceutical research and development entities, may have restricted access to capital, bank debt and equity, and, from time to time, may face increased borrowing costs. Although our business and asset base have not changed, the lending capacity of all financial institutions fluctuates causing a corresponding change in risk premiums. As future operations will be financed out of funds generated from financing activities, our ability to do so is dependent on, among other factors, the overall state of capital markets and investor appetite for investments in the pharmaceutical industry and our securities in particular.

Should we elect to satisfy our cash commitments through the issuance of securities, by way of either private placement or public offering or otherwise, there can be no assurance that our efforts to raise such funding will be successful, or achieved on terms favorable to us or our existing shareholders. If adequate funds are not available on terms favorable to us, we may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of our proposed product, or obtain funds through arrangements with corporate partners that require us to relinquish rights to certain of our technologies or product. There can be no assurance that we will be able to raise additional capital if our current capital resources are exhausted.

The cost of director and officer liability insurance may continue to increase substantially or may not be available to us and may affect our ability to retain quality directors and officers.
We carry liability insurance on behalf of our directors and officers. Given a number of large director and officer liability insurance claims in the U.S. equity markets, director and officer liability insurance has become increasingly more expensive with increased restrictions. Consequently, there is no assurance that we will continue to be offered this insurance or be able to obtain adequate coverage. The inability to acquire the appropriate insurance coverage may limit our ability to attract and maintain directors and officers as required to conduct our business.

We incur some of our expenses in foreign currencies and therefore are exposed to foreign currency exchange rate fluctuations.

We incur some of our manufacturing, clinical, collaborative and consulting expenses in foreign currencies, primarily the U.S. dollar, the Euro and the British pound.  We are therefore exposed to foreign currency rate fluctuations. Also, as we expand to other foreign jurisdictions there may be an increase in our foreign exchange exposure.